UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25


                           NOTIFICATION OF LATE FILING


(Check One):   |X| Form 10-K |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q

For Period Ended: December 31, 2003

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________

                                     PART I
                             REGISTRANT INFORMATION

                          PENTHOUSE INTERNATIONAL, INC.
                 -----------------------------------------------
                             Full Name of Registrant


                                  11 PENN PLAZA
             ------------------------------------------------------
            Address of Principal Executive Office (Street and Number)


                               NEW YORK, NY 10001
                ------------------------------------------------
                            City, State and Zip Code

                                     PART II
                             RULES 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Penthouse has recently completed an offering of its convertible senior secured notes in the principal amount of approximately $24 million (the "Laurus Offering") to the Laurus Master Fund. The completion of the Laurus Offering was announced by press release dated February 24, 2004.

A subsidiary of Penthouse has recently executed a member interest purchase agreement pursuant to which Penthouse acquired 100% of the equity of Internet Billing Company LLC ("iBill"). The transaction, valued at approximately $23.5 million, included a $20.0 million assumption by Penthouse of certain obligations relating to iBill. The execution of the member interest purchase agreement was announced by press release dated March 23, 2004.

Penthouse has recently completed an offering of its convertible preferred stock in the principal amount of approximately $4 million (the "Mercator Offering") to the Mercator Advisory Group, LLC. The completion of the Mercator Offering was announced by press release dated March 24, 2004.

Penthouse is in the process of negotiating the terms under which it expects its subsidiary General Media (and its direct and indirect subsidiaries) to emerge from bankruptcy proceedings.

Finally, Penthouse is presently negotiating terms of an engagement letter with a firm of certified public accountants that it intends to retain as its independent auditors.

Due to the time-consuming nature of the Laurus Offering, acquisition of iBill, Mercator Offering, bankruptcy proceedings and the current lack of an independent auditor, the completion of Penthouse's financial statements for year ended December 31, 2003 and the Form 10-K has been delayed. Management anticipates that filing of Penthouse's annual report on Form 10-K for the fiscal year ended December 31, 2003 will occur on or before the 15th calendar day following its prescribed due date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         STEPHEN A. WEISS, ESQ.     (212) 752-9700
         ----------------------     --------------
         (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes | | No

For the year ended December 31, 2003, the Registrant's net revenue is approximately $39 million, compared to $54 million for the year ended December 31, 2002, a decrease of $15 million.

The Registrant expects to report a net loss for the year ended December 31, 2003, compared to net income of $1.1 million for the year ended December 31, 2002.

However the Registrant cannot at this time be certain of the net loss for the year ended December 31, 2003.

                          Penthouse International, Inc.
                          -----------------------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2004                     By:   /s/ Claude Bertin
                                               --------------------------------
                                               Claude Bertin
                                               Executive Vice President

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)